[OMM LETTERHEAD]

February 18, 2011

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Attention:	Pamela A. Long Assistant Director

	Re:	Apollo Global Management, LLC Amendment No. 7 to Registration Statement on Form S-1 File Number 333-150141

Dear Ms. Long:

Set forth below are the responses of Apollo Global Management, LLC, a Delaware limited liability company (the “Company”), to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-1 (as amended on August 12, 2008, November 23, 2009, February 1, 2010, March 22, 2010, October 7, 2010 and January 10, 2011, the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 7 to the Registration Statement (“Amendment No. 7”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to Amendment No. 6 to the Registration Statement filed on January 10, 2011. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 7 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 7.

General

1.	Please identify your lead underwriter in the next amendment.

The Company respectfully advises the Staff that it is in the process of engaging underwriters and it will identify them in the next amendment.

Securities and Exchange Commission

Division of Corporate Finance

February 18, 2011

Explanatory Note

2.	Please revise the statement “The selling shareholders may offer the Class A shares from time to time as they may determine through public or private transactions or through other means described in the prospectus in the section entitled “Plan of Distribution” at prevailing market prices, at prices different than prevailing prices or at privately negotiated prices” to indicate that selling shareholders will sell at a fixed price until a market develops as you indicate on the cover page of the prospectus.

In response to the Staff’s comment, the Company respectfully advises the Staff that it revised the Explanatory Note.

Recent Developments, page 20

3.	Please tell us how you considered the need to provide financial statements under Rule 3-05 of Regulation S-X in connection with your acquisition of CPI.

The Company respectfully advises the Staff that it considered the need to provide financial statements under Rule 3-05 of Regulation S-X in connection with its acquisition of CPI by evaluating the significance of CPI to the Company’s consolidated financial statements pursuant to the significance tests called for by Rule 3-05.

Under Rule 3-05 of Regulation S-X, the financial statements of a recent or probable acquisition must be included in a registration statement if the recent or probable acquisition is determined to be significant.

An acquired business which is significant (as defined by Regulation S-X) above the 20%, 40% and 50% significance levels (under any of the investment, asset, or income tests) requires one, two, or three years of audited financial statements, respectively. However, financial statements for the earliest of the three fiscal years are not required for an acquired/to be acquired business reporting net revenues below $50 million in the most recent year. Financial statements are not required due to individual significance for an acquired business with a 20% or less significance level. Financial statements of a business to be acquired do not need to be provided in connection with a registration statement, if the business’s significance does not exceed 50%. If the aggregate impact of the individually insignificant businesses acquired and to be acquired since the date of the most recent audited balance sheet filed for the registrant exceeds 50%, financial statements covering at least the substantial majority of the businesses acquired and to be acquired shall be furnished. Such financial statements shall be for at least the most recent fiscal year (audited) and latest interim period (unaudited).

The tests for significance are based upon a comparison of the most recent annual financial statements of the business acquired or likely to be acquired, to the registrant’s most recent annual audited consolidated financial statements filed on or prior to the date of acquisition (or date of filing the registration statement, if a probable acquisition is involved).

The Company notes that the acquired CPI business was not an entity or group of entities for which annual audited financial statement were available. Rather, the acquisition consisted of acquired general partner interests in, and advisory agreements with, various real estate investment funds and co-invest vehicles. Because audited financial statements were not available for the business acquired, the Company obtained investment, asset, and income financial data of CPI required to perform the Rule 3-05 significance tests.

The Company respectfully advises the Staff that none of the significance tests met the 20% threshold when compared to the Company’s December 31, 2009 consolidated financial statements. As a result, financial statements of CPI were not required to be provided in the Registration Statement under Rule 3-05.

Securities and Exchange Commission

Division of Corporate Finance

February 18, 2011

While not required to provide financial statements for CPI, the Company respectfully advises the Staff that it has disclosed the amounts with respect to assets acquired, liabilities incurred and the resulting bargain purchase gain on pages F-25 to F-26 within note 3 to the Company’s consolidated financial statements for the year ended December 31, 2010.

Executive Compensation, page 248

4.	Please update the information in your executive compensation section to include the most recent fiscal year. Please refer to Question 117.05 of the Division’s Regulation S-K Compliance & Disclosure Interpretations for further guidance.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has updated the executive compensation section (including pages 228 to 244) to reflect the most recent fiscal year.

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited), page F-4

5.	We note your response to comment nine from our letter dated November 3, 2010. Due to the complexity of your presentation of condensed consolidated comprehensive income and total comprehensive income attributable to Apollo Global Management, LLC and Non-Controlling Interests in the Condensed Consolidated Statement of Changes in Equity, please consider presenting this information in a separate statement of comprehensive income. We believe that such a presentation would enhance transparency for investors.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that since all the relevant information relating to the consolidated comprehensive income and total comprehensive income attributable to the Company and Non-Controlling Interests is presented in the Consolidated Statements of Changes in Shareholders’ Equity, the Company believes that an

Securities and Exchange Commission

Division of Corporate Finance

February 18, 2011

additional statement of comprehensive income would not facilitate the readers’ understanding of this information. Therefore, the Company has not included a separate statement of comprehensive income.

Note 2 –Summary of Significant Accounting Policies, page F-8

6.	We note your response to comment 13 from our letter dated November 3, 2010. Please separately discuss and present the transition adjustment and other accounting related to the consolidation of your VIE upon adoption of the amended consolidation guidance on January 1, 2010 from your VIE formed and consolidated during the second quarter of 2010. Please also revise your disclosures to better clarify how and why your accounting for the VIE that was formed to issue collateralized notes in the legal form of debt backed by financial assets results in the presentation and allocation to Accumulated Deficit within Apollo Global Management LLC Shareholders’ Deficit.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosures on pages F-12 and F-13 to separately discuss and present the transition adjustment and other accounting related to the consolidation of our VIEs upon adoption of the amended consolidation guidance on January 1, 2010 from our VIEs formed and consolidated during 2010. The Company has also revised its disclosures on pages F-12 and F-13 to better clarify how and why our accounting for the VIEs formed to issue collateralized notes in the legal form of debt backed by financial assets results in the presentation and allocation to Appropriated Partners’ Capital.

7.	As a related matter, it is unclear from your disclosures on page F-9 if the changes in fair value presented within Appropriated Partners’ Deficit pertain to the VIE you consolidated upon the adoption of ASU 2009-17, if they pertain to the VIE you consolidated during the second quarter of 2010 or both. Please revise to clarify.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages F-12 and F-13 to clarify where the changes in fair value are presented for each of the four VIEs that the Company consolidated during the year ended December 31, 2010.

Note 3 – Investments, page F-15

8.	We note your response to comment 14 from our letter dated November 3, 2010. Please confirm that the numerator in your significance test calculations was determined by multiplying your ownership percentage in the equity method investee by the investee’s pre-tax income as reflected in their stand-alone financial statements, without the elimination of any intercompany transactions.

Securities and Exchange Commission

Division of Corporate Finance

February 18, 2011

The Company confirms that the numerator in its significance calculation was determined by multiplying the Company’s ownership percentage in the equity method investee by the investee’s pre-tax income as reflected in the equity method investees’ stand-alone financial statements, without the elimination of any intercompany transactions.

Note 12 – Related Party Transactions and Interests in Consolidated Entities, page F-40

9.	We note your response to comment 10 from our letter dated November 3, 2010. Your table at the end of Note 12 on page F-45 indicates that during the periods presented, there were increases and decreases in Apollo’s shareholders’ equity for the delivery of Class A shares primarily in connection with vested RSUs. Please revise your financial statements and footnotes as necessary to demonstrate how these changes reconcile back to the Condensed Consolidated Statement of Changes in Shareholders’ Equity. Please address this comment as it relates to your annual financial statements as well.

In response to the Staff’s comment, the Company has revised its disclosure on page F-53 to describe the impacts of the delivery of the vested RSUs and in the event the AOG units are converted into Class A shares in accordance with FASB ASC 810-10-50-1 A(d) for transfers to and from our non-controlling interest.

10.	Please also reconcile your disclosure on page F-35 which indicates that the Company issued a total of 1.6 million Class A shares on July 9, 2010 and July 23, 2010 as well as 11,405 Class A shares on September 30, 2010 in exchange for vested RSUs to your Condensed Consolidated Statement of Changes in Shareholders’ Equity which indicates that you issued 2,303,826 Class A shares during the nine months ended September 30, 2010.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that 0.7 million RSUs were delivered on March 12, 2010, as noted on page F-51. With this additional amount, the total deliveries reconcile with the amount disclosed in the Consolidated Statements of Changes in Shareholders’ Equity as follows:

Securities and Exchange Commission

Division of Corporate Finance

February 18, 2011

Issuance dates	Class A deliveries (in millions)
March 12, 2010	0.700
July 9, 2010 and July 23, 2010	1.600
September 16, 2010	(0.007)
September 30, 2010	0.011

Total Class A share increase during 2010	2.304

If you have any questions regarding this Amendment No. 7 or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely, /s/ Monica K. Thurmond
Monica K. Thurmond of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission
Ernest Green
Jeanne Baker
Craig Slivka

Apollo Global Management, LLC
John J. Suydam